

January 10, 2011

Timothy C. Everett
Executive Vice President, General Counsel and Corporate Secretary
MoneyGram International, Inc.
2828 Harwood, Suite 1500
Dallas, TX 75201

> **Re:** **MoneyGram International, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 14, 2010**
> **File No. 333-171151**

Dear Mr. Everett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed December 14, 2010

General

1. We note that a comment letter dated December 23, 2010 was sent to you by the Office of Global Security Risk. Comments with respect to the December 23, 2010 letter must be resolved prior to the desired effective date.

2. We note that in your Form 10-Q filed November 5, 2010 you indicated that your disclosure controls and procedures are effective as of September 30, 2010. In your response letter please provide us with a discussion of the potential effect on your disclosure controls and procedures determinations of the submission of an incorrect exhibit with your Form 8-K filed February 22, 2010 and presentation of the disclosure in that current report under an incorrect item number.

3. We note that you are registering for resale 201,698,699 shares of common stock issuable upon conversion of the Series D Participating Convertible Preferred Stock that would be

issued upon conversion of your Series B-1 Participating Convertible Preferred. Please tell us whether the exemption from registration provided by Section 3(a)(9) of the Securities Act is expected to be available with respect to the conversion of the Series B-1 preferred stock into Series D preferred stock, and if so, describe the factual basis on which that expectation is based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief